03015081

T 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
49385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IPSS Holding Corp.
dba: I-BANKERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3340 INDIAN CREEK COURT
(No and Street)

FORT WORTH, TEXAS 76180
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHELLEY GLUCK 972-650-9888
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - if individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115, DALLAS, TEXAS 75240-4253
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC MAIL PROCESSING RECEIVED MAR 10 2003 WASH. DC 155 SECTION

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91)

MAR 21 2003

OATH OR AFFIRMATION

I, SHELLEY GLUCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of I-BANKER SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account solely as that of a customer, except as follows:

FRANCES CARROUTH NOTARY PUBLIC MY COMMISSION EXPIRES JULY 7, 2004 DALLAS, TX 75240-4253

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Interal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

CONTENTS

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
IBS HOLDING CORPORATION
FORT WORTH, TEXAS

We have audited the accompanying statement of financial condition of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.,** as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.,** as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 13, 2003

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 220,821	
Deposits with clearing organization	30,023	
Receivables:		
Trade	281,356	
Stockholders	14,841	
Marketable securities owned, at market value	99,631	
Securities owned, not readily marketable, at estimated fair value	12,176	
Prepaid expenses	186,667	
Equipment at cost less accumulated depreciation of $68,367	435	
		$ 845,950

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable		$ 215,429
STOCKHOLDERS' EQUITY:		
Common stock, 100,000 shares of $.01 par value authorized, 58,826 shares issued and 52,254 shares outstanding	$ 588	
Additional capital	670,356	
Retained earnings	432,133	
Uncollected receivable for stock issuance	(316,306)	
Subtotal	786,771	
Less cost of 6,572 shares held in treasury	156,250	
Total stockholders' equity		630,521
		$ 845,950

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

REVENUES:		
Commissions	$ 187,857	
Management fees	84,131	
Gain or (loss) from investments	(129,637)	
Interest income	4,352	
Other income	3,617	
Total revenues		$ 150,320
COSTS AND EXPENSES:		
Salaries and payroll taxes	204,346	
Commissions	29,413	
Occupancy costs	64,959	
Depreciation	13,920	
Other operating expenses	84,375	
Total costs and expenses		697,013
NET LOSS BEFORE INCOME TAX BENEFIT		(546,693)
INCOME TAX BENEFIT		184,816
NET LOSS		$(361,877)

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	TREASURY STOCK	UNCOLLECTED RECEIVABLE	TOTAL
Balances at Beginning of year	$ 500	$ 570,445	$ 794,010		$ (475,087)	$ 889,868
Purchase of 5,872 shares of treasury stock				$ (156,250)	143,781	(12,469)
Collection of receivable for stock issued					15,000	15,000
Capital contributions	88	99,911				99,999
Net income			(361,877)			(361,877)
Balances at end of year	$ 588	$ 670,356	$ 432,133	$ (156,250)	$ (316,306)	$ 630,521

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2002

Balance at December 31, 2001	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2002	$	-0-

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES		
Net loss	$(361,877)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	13,920	
Changes in operating assets and liabilities:		
Decrease in deposit with clearing organization	47,360	
Decrease in receivables:		
Trade	44,064	
Stockholders	171,526	
Employee	15,825	
Increase in prepaid expenses	(56,167)	
Increase in payable to broker-dealer	15,692	
Increase in accounts payable	178,606	
Net cash used by operating activities		$ 68,949
INVESTING ACTIVITIES		
Disposition of equipment	2,414	
Increase in investments	(99,631)	
Net cash used by investing activities		(97,217)
FINANCING ACTIVITIES		
Capital contributions	99,999	
Collections of receivable for stock issuance	15,000	
Purchase of treasury stock	(12,469)	
Net cash provided by financing activities		102,530
INCREASE IN CASH		74,262
CASH AT DECEMBER 31, 2001		146,559
CASH AT DECEMBER 31, 2002		$ 220,821

The accompanying notes are an integral part of the financial statements.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

A. COMPANY:

IBS HOLDING CORPORATION was incorporated on June 6, 1996 in Texas. The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash and Cash equivalents -** The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Marketable Securities -** Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

4. **Equipment -** Equipment is stated at cost less accumulated depreciation which is provided by charges to income over estimated useful lives using accelerated methods.

5. **Income Taxes -** Deferred federal income taxes arise form timing differences due to reporting gain or loss on sales of marketable securities. For income tax purposes the gain or loss is not recognized until securities are sold. Also, the straight line method to record depreciation provisions is used for financial reporting and accelerated methods for federal income tax purposes are used.

6. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2002

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of assets and accounts payable in the balance sheet approximate fair value.

D. CONCENTRATION OF CREDIT RISKS:

At December 31, 2002, the Company had approximately $6,200 on deposit with a financial institution located in Europe.

The Company regularly has amounts on deposit with a financial institution located in north Texas which exceed insurance limits. The Company has not experienced any losses related to these deposits. At December 31, 2002, there was approximately $62,000 on deposit at the Texas financial institution in excess of insured amounts.

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $113,652, which was $13,652 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.9 to 1.

F. MAJOR SOURCES OF REVENUES:

For the year ended December 2002, approximately 99% of revenues were from sources located in Europe.

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITOR'S REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
IBS HOLDING CORPORATION
FORT WORTH, TEXAS

We have audited the accompanying financial statements of **IBS HOLDING CORPORATION, doing business as I-BANKERS SECURITIES, INC.** as of and for the year ended December 31, 2002, and have issued our report thereon dated February 13, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 13, 2003

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholders' equity qualified for net capital	$ 630,521
Add: Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	630,521
Deductions and/or charges: Non-allowable assets	495,475
Net capital before haircuts on securities positions	135,046
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	21,394
Net Capital	$ 113,652
AGGREGATE INDEBTEDNESS	$ 215,429

(Continued)

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2002

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 14,369
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 13,652
Excess net capital at 1000%	$ 92,109
Ratio of aggregate indebtedness to net capital	1.9 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 108,438
Audit adjustments	5,214
Net capital	$ 113,652

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firms: Southwest Securities, Inc.

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2002

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
IRVING, TEXAS

In planning and performing our audit of the financial statements of **IBS HOLDING CORPORATION doing business as I-BANKERS SECURITIES, INC.** for the year ended December 31, 2002, we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 13, 2003